Exhibit 99.107

VERSES

VERSES Announces US $10M Investment by G42

VANCOUVER, British Columbia, June 20, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company developing next-generation intelligent software systems announces that it has entered into a funding agreement with Group 42 Holding Ltd[1] ("**G42**"), a leading UAE-based AI technology group (the "**Strategic Investment**").

"G42 has become a global leader in the AI world with a commitment to champion the technology to drive innovation and progress for every industry and society worldwide. VERSES shares this mission and we are excited and honored to announce this strategic investment to support our shared goal of ensuring that AI becomes smarter, safer, and more sustainable," said Gabriel René, founder and CEO of VERSES.

Pursuant to the Strategic Investment, G42 has invested US$10,000,000 via a private placement of unsecured convertible debenture units of VERSES (the "Units"). Each Unit will consist of: (i) C$1,000 in principal amount of unsecured convertible debentures ("**Convertible Debentures**"); and (ii) 500 detachable share purchase warrants (the "**Warrants**") to purchase Class A Subordinate Voting Shares of Verses ("**Class A Shares**"). The Convertible Debentures shall bear interest at a rate of 10% per annum and mature on June 20, 2026 (the "**Maturity Date**").

The principal amount of the Convertible Debentures (the "**Principal Amount**"), together with all accrued interest (collectively, the "**Convertible Amount**"), shall be convertible, for no additional consideration, on the earliest to occur of: (A) the date on which the Company completes an equity financing, in one or more tranches, for aggregate gross proceeds of at least C$15,000,000 at a price per Class A Share of not less than C$1.00 (an "**Equity Financing**"), (B) the date on which G42 elects to convert the Convertible Debentures, and (C) the Maturity Date.

In the event of a conversion of the Convertible Debentures: (i) on the Maturity Date or at the election of G42, the Convertible Amount shall be converted into such number of Class A Shares as is equal to the Convertible Amount divided by C$1.20 per Share; and (ii) in connection with an Equity Financing, the Convertible Amount shall be converted into such number of Class A Shares as is equal to the Convertible Amount divided by the issue price per Class A Share sold pursuant to the Equity Financing, multiplied by 80%, provided that, in no event shall such conversion price be greater than C$1.20.

Each Warrant will be exercisable into one Class A Share at a price of C$1.50 per share until June 20, 2027 (the "**Expiry Date**"), subject to acceleration. If at any time prior to the Expiry Date, the volume-weighted average trading price of the Class A Shares on Cboe Canada (or such other principal exchange or market where the Class A Shares are then listed or quoted for trading) exceeds C$5.55, as adjusted in accordance with the terms of the certificate representing the Warrants (the "**Warrant Certificates**"), for a period of 10 consecutive trading days, Verses may, at its option, accelerate the Expiry Date to the date that is 30 days following the written notice to G42, in the form of a press release or other form of notice permitted by the Warrant Certificates.

In connection with commercial agreements that may be entered into between Verses and affiliates of G42, G42 will also receive 1,000,000 restricted stock units ("**RSUs**") of Verses, each vested RSU to be settled through the issuance of one (1) Class A Share. The RSUs will vest in installments of 10,000 RSUs for every C$100,000 of revenue derived by Verses from such commercial agreements.

Early Warning Disclosure

G42, an indirect wholly-owned subsidiary of G42, acquired ownership and control over (i) C$13,780,000 principal amount of Convertible Debentures; (ii) 6,890,000 Warrants; and (iii) 1,000,000 RSUs. The Convertible Debentures, the Warrants and the RSUs (collectively, the "**Verses Securities**") were acquired pursuant to a private placement by Verses.

Immediately after the acquisition of the Verses Securities, G42 has ownership and control over C$13,780,000 principal amount of Convertible Debentures, the right to acquire up to 6,890,000 Class A Shares through 6,890,000 Warrants and 1,000,000 RSUs. In the event that the Convertible Debentures (including all accrued but unpaid interest thereon) are converted in full, all of the 6,890,000 Warrants are exercised and all of the 1,000,000 RSUs are vested and settled in Class A Shares, G42 would acquire ownership and control over 6,890,000 Class A Shares, representing approximately 11.43% of the issued and outstanding Class A Shares, calculated on a partially diluted basis assuming the conversion in full of the Convertible Debentures at a price of C$1.20 per Share (including the accrued interest thereon), the full exercise of the Warrants and the vesting and settlement in Class A Shares of all of the RSUs held by G42 only.

G42 acquired the Verses Securities for investment purposes only and not with a view to materially affecting control of Verses.

Depending upon market conditions and other factors, G42 may, from time to time, acquire or dispose of additional securities of Verses, in the open market, by private agreement or otherwise, or acquire interests in or enter into related financial instruments involving a security of Verses.

Other than as noted above, G42 does not have any plans or future intentions relating to any of the following: (a) the acquisition of additional securities of Verses, or the disposition of securities of Verses; (b) a corporate transaction, such as a merger, reorganization or liquidation, involving Verses or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of Verses or any of its subsidiaries; (d) a change in the board of directors or management of Verses, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board; (e) a material change in the present capitalization or dividend policy of Verses; (f) a material change in Verses' business or corporate structure; (g) a change in Verses' charter, bylaws or similar instruments or another action which might impede the acquisition of control of Verses by any person or company; (h) a class of securities of Verses being delisted from, or ceasing to be authorized to be quoted on, a marketplace; (i) Verses ceasing to be a reporting issuer in any jurisdiction of Canada; (j) a solicitation of proxies from securityholders; or (k) an action similar to any of those enumerated above.

This foregoing is disclosed pursuant to National Instrument 62-104 - *Take-Over Bids and Issuer Bids* and National Instrument 62-103 - *The Early Warning System and Related Take-Over Bid and Insider Reporting Issues*, which also requires an early warning report to be filed with the applicable securities regulators containing additional information with respect to the foregoing matters. A copy of the early warning report will be filed by G42 in accordance with applicable securities laws and will be available on the Company's profile on SEDAR+ at www.sedarplus.ca.

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and X.

About G42

G42 is a technology holding group, a global leader in creating visionary artificial intelligence for a better tomorrow. Born in Abu Dhabi and operating worldwide, G42 champions AI as a powerful force for good across industries. From molecular biology to space exploration and everything in between, G42 realizes exponential possibilities, today. For more information visit www.g42.ai

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Forward Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: the shared goal of the Company and G42 of ensuring that AI becomes smarter, safer and more sustainable; the belief that global demand for AI is rising across all industries and that the need for more adaptive and efficient AI is increasing; and the belief that Verses offers a promising approach to AI and that this approach will be instrumental in powering the next generation of intelligent software and that it can be effectively utilized and relied upon in smart cities.

Such forward-looking statements are based on a number of assumptions of management, including, without limitation, that global demand for AI will continue to rise across all industries and that the need for more adaptive and efficient AI will increase; that Verses' approach will be instrumental in powering the next generation of intelligent software and that it can be effectively utilized and relied upon in smart cities.

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially

different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the risk that the global demand for AI will stagnate or decline; that Verses' approach will be ineffective in the next generation of intelligent software or that it may not be effectively utilized and relied upon in smart cities. The forward-looking statements contained in this press release represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Neither the Company nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither the Company nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.

[1] For the purpose of this investment, Group 42 Holding LTD utilizes Expansion Project Technologies Holding 9 SPV RSC Ltd (EPTH), an indirect wholly-owned subsidiary.